Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY
Metal Storm Winning Team Member
on Multiple Awards
for Force Protection Contracts
Arlington, Virginia — 25 August 2011: Metal Storm Limited.
Metal Storm Limited today announced that Metal Storm, Inc. is a teaming partner with seven companies that have received awards to provide Force Protection Systems for Integrated Base Defence capabilities for CONUS and OCONUS security of sites and personnel.
These Indefinite Delivery / Indefinite Quantity contracts (“ID/IQ”), issued by the Department of the Army were in response to the Force Protection Omnibus solicitation. A total of nineteen (19) companies were awarded a total of twenty-one (21) awards. Metal Storm, Inc. partnered with seven (7) of the successful prime contractors on the submissions representing a total of nine (9) of the twenty-one (21) awards granted.
The Force Protection contracts have a budget of $997,000,000 to allocate to the 10 objectives of the program. No contract has an allocated budget at this stage and prime contractors must now bid on task orders to receive funding.
Commenting on the awards, Mr Peter D. Faulkner, President of Metal Storm Inc. said “Of the Army’s 10 primary objectives, Metal Storm’s MAUL and FireStorm product lines are very closely aligned with the Autonomous Unmanned Systems (Remotely Operated Weapons) and Lethal and Non-Lethal response capabilities.”
Metal Storm, Inc. is able to support the two objectives with their MAUL™ (Multi-shot Accessory Under-barrel Launcher) and FireStorm™ FURY weapons platforms and lethal and less-lethal suite of munitions. Based on Metal Storm’s Electronic Ballistics Technology, the MAUL™, an individual weapon platform, and the FireStorm™ FURY, a mounted Remotely Operated Weapons System, have the ability to fire both lethal and less-lethal munitions at high rates of fire.
“An ID/IQ Omnibus gives the Army the flexibility to rapidly generate individual task orders against the ten objectives” explained Faulkner. “We will be working closely with the Prime Contractors who have chosen us for their team to identify and capture task orders requiring our unique capabilities.”
The Company expects to receive further information in due course and will keep the market informed as events occur.
ENDS

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3147 8600
Mr Peter Faulkner — President, Metal Storm Inc. — Ph: +1 (703) 2488218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.